

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3030

September 21, 2011

<u>Via Facsimile</u>
Keith Diakiw
Chief Executive Officer
Power Oil & Gas Inc.
104 – 1240 Kensington Road N.W.
Calgary, Alberta
Canada T2N 3P7

> **Re:   Power Oil & Gas Inc.**
> **Form 20-F/A for the Fiscal Year ended December 31, 2010**
> **Filed September 14, 2011**
> **File No. 333-137571**

Dear Mr. Diakiw:

We have reviewed your response letter dated September 14, 2011 and your additional filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2010</u>

<u>Report of Independent Registered Public Accounting Firm, page 2</u>

1.   We note your response to prior comment 1 and the revisions included in the amended Form 20-F which now indicate that the your balance sheet as of December 31, 2009 and your statements of operations and comprehensive loss, cash flows and shareholders' equity for the years ended December 31, 2009 and 2008 were audited by Smythe Ratcliffe LLP.  Further, you indicate that you do not plan to request the former auditors to re-issue their audit report for those years.  Please note that Item 8-A.2 of Form 20-F requires you to provide three years of audited financial statements. As such, please

further amend the Form 20-F to provide audited financial statements for all the three years presented. If your former auditors are unable or unwilling to perform the necessary procedures required by the PCAOB Standards in order to re-issue their report, you will be required to engage another Independent Registered Public Accounting Firm, possibly your current auditors, to perform that audit.

Statements of Operations and Comprehensive Loss, page 5

2.      Although your response to our prior comment 3 says that you would revise future filings including any amendments to your Form 20-F to address our comment, you have not done so. As previously requested, consistent with the staff's guidance in SAB Topic 14.F, please revise future filings, beginning with the requested amendment to your Form 20-F, to present "stock-based compensation" in the same line or lines as cash compensation paid to the same employees - e.g., cost of sales, selling expense, general and administrative expense, research and development, etc.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jay Webb, Accounting Reviewer, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3212 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Jeff Jaramillo
Accounting Branch Chief